May 20, 2010
Mr. H. Christopher Owings
Assistant Director
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Mohawk Industries, Inc. Form 10-K for Fiscal Year Ended December 31, 2009, Filed February 26, 2010 Definitive Proxy Statement on Schedule 14A, Filed April 5, 2010 File No. 001-13697
Dear Mr. Owings:
     In connection with the review by the Securities and Exchange Commission of the above referenced filings of Mohawk Industries, Inc. (the “Company”), the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Thank you for your consideration of the Company’s responses to the Staff’s comments and we appreciate your review and assistance.

Very truly yours,
/s/ James T. Lucke
James T. Lucke
Vice President, General Counsel and Assistant Secretary Mohawk Industries, Inc.

cc:	Catherine Brown Jeffrey S. Lorberbaum Frank H. Boykin James F. Brunk R. David Patton